File No. 70-9049

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                            FORM U-1



                         AMENDMENT NO. 3

                               To

                     APPLICATION-DECLARATION

                              Under

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                       Entergy Corporation
                        639 Loyola Avenue
                      New Orleans, LA 70113

             (Name of company filing this statement
           and address of principal executive offices)



                       Entergy Corporation


        (Name of top registered holding company parent of each applicant or declarant)



C. John Wilder                        Geoffrey D. Roberts
Executive Vice President              President
  and Chief Financial Officer         Entergy Enterprises, Inc.
Entergy Corporation                   Parkwood Two Building
639 Loyola Avenue                     10055 Grogan's Mill Road
New Orleans, LA  70113                Suite 400
                                      The Woodlands, TX  77380

           (Names and addresses of agents for service)


     The Commission is also requested to send copies of any communications in connection with this matter to:

Frederick F. Nugent, Esq.        Laurence M. Hamric, Esq.
General Counsel                  Associate General Counsel
Entergy Power Development        Entergy Services, Inc.
Corporation                      639 Loyola Avenue
Parkwood Two Building            New Orleans, LA 70113
10055 Grogan's Mill Road
Suite 400
The Woodlands, TX  77350

Thomas C. Havens, Esq.           Kent R. Foster, Esq.
Whitman Breed Abbott & Morgan    Entergy Services, Inc.
LLP                              P.O. Box 8082
200 Park Avenue                  Little  Rock, AR 72203
New York, NY 10166

Item 1.        Description of Proposed Transaction.

     1.   Section I.B. of Item 1 of the Application-
Declaration in this File, as previously amended, is hereby further amended and restated to read in its entirety as follows:

     "B.  Development of Exempt Projects.

     Since 1992, Entergy, through Entergy Enterprises and certain other non-utility affiliates (Entergy Enterprises and such affiliates are sometimes referred to herein, collectively, as "Entergy Wholesale Operations" or "EWO"), has been actively engaged in the development and acquisition of domestic and foreign Exempt Projects.<FN3> Entergy's global power development business is focused on building or acquiring power generation facilities principally in North America and Europe, as well as, to a lesser extent, in Latin America. In this regard, Entergy's management recently announced a $9.8 billion capital investment plan for 2000-2004 that includes investments of approximately $3.9 billion in global power development and approximately $1.7 billion for the acquisition of nuclear generating facilities from non-affiliates.
Entergy's goal is to create a diversified portfolio of generating assets by adding 1,500 MW of new electric generating capacity and acquiring 1,000 MW of nuclear capacity each year, beginning in 2000.

     The most significant of Entergy's existing investments in Exempt Projects consist of the following:

     (1) Entergy Power Development Corporation ("EPDC"), a wholly-owned subsidiary of Entergy, is a FUCO that develops, acquires and holds, through various direct and indirect FUCO subsidiaries, certain of Entergy's investments in FUCOs. Entergy's aggregate investment in EPDC is approximately $178 million.<FN4> EPDC's FUCO investments currently consist of the following:

     (a) a 20.82% interest, held through its wholly-owned subsidiary EP Edegel, Inc., in Edegel S.A. ("Edegel"), which owns five hydroelectric generating stations (with an aggregate installed capacity of 547 MW), one 260 MW thermal electric generating station and 576 kilometers of interconnecting transmission lines near Lima, Peru; Entergy's aggregate investment in Edegel is approximately $100 million;

     (b) a 4.8% interest, held through its wholly-owned subsidiary Entergy Pakistan, Ltd., in The Hub Power Company, Ltd. ("Hub
     Power"), which owns and operates a 1,292 MW steam electric generating facility in Pakistan; Entergy's aggregate investment in Hub Power is approximately $14.7 million;

     (c) a 25% economic interest, held through its wholly-owned subsidiary Entergy Power Chile, Inc., in Compania Electrica San Isidro S.A. ("San Isidro"), which owns and operates a 370 MW combined-cycle electric generating plant located near Santiago, Chile; Entergy's aggregate investment in San Isidro is approximately $15.6 million;

     (d) a 6% interest, held through its wholly-owned subsidiary Entergy S.A., in Central Costanera S.A. ("Costanera"), a company which owns and operates an electric generating station with a total installed capacity of 1,260 MW located in Buenos Aires, Argentina, representing an aggregate investment by Entergy of approximately $10.5 million;

     (e) an aggregate 10.86% interest, held through Costanera and EPDC's wholly-owned subsidiary Entergy Power CBA Holding Ltd., in Central Termoelectric Buenos Aires, S.A., which owns a 220 MW gas-fired, combined cycle turbine generator located at the site of the Costanera power plant in Buenos Aires, Argentina, representing an aggregate investment by Entergy of approximately $3.7 million;

     (f) a 100% interest, held through its wholly-owned subsidiary Entergy Power Damhead Creek Holding I, Ltd., in Damhead Creek Limited ("Damhead Creek"), which will own a 740 MW (nominal) gas-fired, combined cycle electric generating facility currently under construction in the County of Kent, England; Entergy's aggregate investment in Damhead Creek is estimated to be approximately $52 million; and

     (g) a 100% interest, held through its wholly-owned subsidiary Entergy Power Saltend, Ltd., in Saltend Cogeneration Company Limited ("Saltend Cogen"), which will own a 1,200 MW (nominal) gas-fired, combined cycle electric generating facility currently under construction in the County of Hull, England; Entergy's aggregate investment in Saltend Cogen is estimated to be approximately $72 million.

     (2) Entergy Nuclear Generation Corporation ("ENGC"), an indirect wholly-owned subsidiary of Entergy, is an EWG formed to acquire, own and operate the Pilgrim Nuclear Power Station, a 670 MW nuclear plant located in Plymouth, Massachusetts, which ENGC purchased from Boston Edison Company in July 1999. Entergy's aggregate investment in ENGC is approximately $89 million.

     (3) Entergy International Holdings Ltd LLC ("EIH"), a wholly-owned subsidiary of Entergy, is a FUCO formed to develop, acquire and hold, through various direct and indirect FUCO subsidiaries, Entergy's investment in certain FUCOs. Entergy's aggregate investment in EIH is approximately $535 million (consisting principally of proceeds from the sales in 1998 of Entergy's investments in London Electricity plc and CitiPower Pty.).

     (4) Entergy Power Operations Corporation ("EPOC"), a wholly-owned subsidiary of Entergy, is a FUCO formed to provide various operations and maintenance services ("O&M Services"), directly or indirectly, to affiliated and non-affiliated power projects. EPOC's wholly-owned subsidiary Entergy Power Operations Pakistan Ltd. ("EPOP") is a FUCO that provided O&M Services to Liberty Power, Ltd., which owns a gas-fired, combined-cycle electric generating facility located in Pakistan. Two other wholly-owned subsidiaries of EPOC, Entergy Power Operations U.K. Limited and Entergy Power Operations Damhead Creek Limited Partnership, were organized to provide O&M Services to Saltend Cogen and Damhead Creek, respectively. Entergy's aggregate investment in EPOP is approximately $500,000.

     Reference is hereby made to the relevant Certificates of Notification on Form U-57, to applications to the Federal Energy Regulatory Commission (the "FERC") for EWG determinations and to Entergy's Form U5S for the year ended December 31, 1999 for further information regarding Entergy's Exempt Projects."

     2. The seventh paragraph of Section I.C. of Item 1 of the Application-Declaration in this File, as previously amended, is hereby further amended and restated to read in its entirety as follows:

     "At December 31, 1999, the outstanding amount of Guarantees provided by Entergy in respect of indebtedness or other obligations of Exempt Projects was approximately $170 million. Such amount is included in Entergy's total aggregate investment in Exempt Projects at December 31, 1999, as set forth above."

Item 2.        Fees, Commissions and Expenses.

     The fees, commissions and expenses expected to be paid or incurred, directly or indirectly, in connection with this Application are estimated to be approximately $50,000, consisting of fees and disbursements of counsel to Entergy.

Item 6.        Exhibits and Financial Statements.

     (a)  Exhibits:

          D-6  -    Conformed copy of Letter, dated April
                    18, 2000, from the ASPC to the Commission, withdrawing the APSC's Motion to Intervene in the File

          F    -    Opinion of Counsel to Entergy

                          SIGNATURES

     Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                              ENTERGY CORPORATION



                              By:  /s/ Steven C. McNeal
                                     Steven C. McNeal
                                  Vice President and Treasurer


Dated:  May 15, 2000

_______________________________
<FN3>  Pursuant to a Commission order dated June 22, 1999 (the
       "June 1999 Order" ), Entergy Enterprises and other non-utility subsidiaries of Entergy are currently authorized, among other things, (1) to conduct development activities with respect to potential investments by Entergy in Exempt Projects and other non-utility businesses, (2) to provide management and administrative support services to certain associate companies, (3) to market intellectual property developed by other System companies, and (4) to provide consulting services to certain associate companies and to non-associate companies, primarily in the areas of power generation, transmission and distribution and ancillary operations.

<FN4>  Entergy's aggregate investment in EPDC primarily represents capitalized development costs and proceeds from the sale of interests in other FUCOs.